AN400DB

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                              HARTFORD, CONNECTICUT

                       Enhanced Death Benefit Endorsement

The following replaces the Amount of Death Benefit provision of your Contract as of ______________ ("Endorsement Effective Date")

Amount of Death Benefit. The Death Benefit is determined as of the effective date or deemed effective date of the Death Benefit election and is equal to the greatest of (a) the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective; (b) the sum of all the Premium Payment(s) made under the contract less the sum of all partial withdrawals; (c) the Annuity Account Value on the seven-year Contract Anniversary immediately preceding the date the Death Benefit election is effective or is deemed to become effective, adjusted for any subsequent Premium Payments and partial withdrawals and charges made between the immediately preceding seven-year Contract Anniversary and the date the Death Benefit election is effective or is deemed to become effective (as referenced herein, seven-year Contract Anniversary means the 7th Contract Anniversary and each succeeding Contract Anniversary occurring at any seven-year interval thereafter, for example, the 14th and 21st Contract Anniversaries); (d) the amount that would have been payable in the event of a full surrender of the Annuity Account on the date the Death Benefit election is effective or is deemed to become effective or (e) the Maximum Anniversary Value.

For Premium Payments, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus any Premium Payments received after the most recent Contract Anniversary. For partial withdrawals, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value reduced by a Withdrawal Adjustment, as defined below. On each Contract Anniversary, the Maximum Anniversary Value is equal to the greater of the Annuity Account Value or the most recently calculated Maximum Anniversary Value. In the absence of any withdrawals or Premium Payments, the Maximum Anniversary Value will be the greatest of all anniversary Annuity Account Values between the Endorsement Effective Date and the date we calculate the death benefit.

The calculation of the Maximum Anniversary Value will begin on your first Contract Anniversary after the Endorsement Effective Date. The Maximum Anniversary Value will be recalculated until the first Contract Anniversary after the 75th birthday of the owner, or five years from the Endorsement Effective Date, whichever is later. After that date, the Maximum Anniversary Value will be recalculated only for Purchase Payments and withdrawals. The Maximum Anniversary Value will never be greater than the maximum death benefit allowed by any non-forfeiture laws which govern this Contract.

The Withdrawal Adjustment is equal to (i) divided by (ii), with the result multiplied by (iii), where: (i) = the withdrawal amount; (ii) = the Annuity Account Value immediately prior to the withdrawal; and (iii) = the value of the Maximum Anniversary Value immediately prior to withdrawal.

Except as specifically altered by this endorsement, all of the provisions and conditions remain in full force and effect.

                                             [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                            PRESIDENT

AN400SE

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                              HARTFORD, CONNECTICUT


                        Spousal Continuation Endorsement

The following Spousal Continuation provision is added following the Death Benefit provision of your Contract as of ____________________________:

Spousal Continuation The surviving spouse of the deceased owner may elect to receive the Death Benefit or may continue the Contract in the Accumulation Period as if the death had not occurred. If the Contract is continued in the Accumulation Period, the following conditions apply:

o On the day the Contract is continued, the Annuity Account Value will be the Death Benefit as determined at the end of the Valuation Period during which we receive due proof of death.

o The surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge or Market Value Adjustment.

o Prior to the Annuity Date, the Amount of Death Benefit of the continued Contract will be the greatest of:

        o The Annuity Account Value on the date we determine the Amount of Death Benefit; or

        o The sum of all purchase payments reduced by the sum of all partial withdrawals; or

        o The amount that would have been payable in the event of a full surrender of the Annuity Account on the date the Death Benefit election is effective or is deemed to become effective.

Any other Death Benefit alternatives in the contract or attached Enhanced Death Benefit endorsement will no longer apply.

                                             [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                             PRESIDENT

AN400TI

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                              HARTFORD, CONNECTICUT

                   Contract Endorsement for Waiver of Charges

The following provision is added to your contract and forms a part of the contract as of ____________ ("Endorsement Effective Date")

We will waive any applicable Withdrawal Charge and Market Value Adjustment prior to the Payout Start Date if any owner (or annuitant if the owner is not a natural person):

1. is first confined after Endorsement Effective Date to a Long Term Care Facility or Hospital for at least 90 consecutive days, confinement is prescribed by a Physician and is Medically Necessary, and the request for a withdrawal and adequate written proof of confinement are received by us no later than 120 days after discharge; or

2. is first diagnosed by a Physician as having a Terminal Illness after Endorsement Effective Date and a request for a withdrawal and adequate written proof of the diagnosis are received by us. We may require a second opinion at our expense by a Physician chosen by us.

"Physician" is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. Physician does not include the individual, a spouse, children, parents, grandparents, grandchildren, siblings, or in-laws.

"Medically Necessary" means appropriate and consistent with the diagnosis in accord with accepted standards of practice, and which could not have been omitted without adversely affecting the individual's condition.

"Terminal Illness" is a condition which is expected to result in death within one year for 80% of the diagnosed cases.

"Long Term Care Facility" is a facility which:

1.       is located in the United States or its territories;
2.       is licensed by the jurisdiction in which it is located;
3.       provides custodial care under the supervision of a registered nurse
         (R.N.); and
4.       can accommodate three or more persons.

"Hospital" is a facility which:

1.       is licensed as a hospital by the jurisdiction in which it is located;
2.       is supervised by a staff of licensed physicians;
3. provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.);
4. operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and
5.       has access to medical, diagnostic and major surgical facilities.

Except as specifically altered by this rider, all of the provisions and conditions remain in full force and effect.

                                            [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                             PRESIDENT